Exhibit 99.2

THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES,
AND LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES
FOR THE TWELVE MONTHS ENDED APRIL 30, 20071

        The Bank’s interest requirements on all subordinated notes and debentures, and liabilities for preferred shares and capital trust securities after adjustment for new issues and retirement, amounted to $656 million for the 12 months ended April 30, 2007. The Bank reported net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes of $4,746 million for the 12 months ended April 30, 2007, which was 7.2 times the Bank’s interest requirements. On an adjusted earnings basis, the Bank’s net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $5,359 million, which was 8.2 times its interest requirements.

1 The Bank’s financial results have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note include the Bank’s amortization of intangible assets which primarily relate to the Canada Trust acquisition in 2000, the TD Banknorth Inc. (TD Banknorth) acquisition in 2005, and the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services Corporation in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results and related terms used in this report are not defined terms under GAAP, and, therefore, may not be comparable to similar terms used by other issuers. Please see page 6 of the Bank’s Second Quarter 2007 Report to Shareholders for a reconciliation between the Bank’s adjusted earnings and its reported results.